UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Sustainability Report of KB Financial Group Inc. for 2022

On August 1, 2023, KB Financial Group Inc. (“KB Financial Group”) published its sustainability report for 2022 (the “Report”) based on the Global Reporting Initiative Standards 2021, a set of global reporting standards for the publication of sustainability reports. The Report also includes the information required by recent environmental, social and corporate governance (“ESG”) disclosure standards, as set forth by the Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures.

The Report is consisted of four special report sections of ‘Social Value and Impact’, ‘Diversity and Inclusion’, ‘Sustainable Finance’ and ‘TCFD Report’, and other information are included in ‘ESG Report’ section in details.

The Report in Korean language is available on KB Financial Group’s website at www.kbfg.com, and the Report in English language is scheduled to be posted on KB Financial Group’s website on August 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 1, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer